UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                       KEY ENERGY GROUP, INC.
                         (Name of Issuer)

                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                            492914106
                         (CUSIP Number)
      Francisco A. Garcia, Neptune Management Company, Inc.
 881 Ocean Drive, Ste. #20-F, Key Biscayne, FL 33149 (305)361-3189

(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                           May 15, 1996

   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following
box   .

Check the following box if a fee is being paid with the statement   .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7.)




This filing is being made jointly on behalf of (i) Neptune Partners-1989A, L.P., a limited partnership organized under the laws of the State of Delaware; (ii) Neptune 1989 Investors Limited, a British Virgin Islands company; (iii) Neptune 1989C Offshore Investors Limited, a British Virgin Islands company (the entities described in (i), (ii) and (iii) above are collectively referred to herein as the "Neptune Entities"); and (iv) Francisco A. Garcia and A. Torrey Reade who share voting and investment power the Neptune Entities. Such filing persons are sometimes referred to herein as the "Filing Persons." This filing constitutes Amendment No. 1 to an initial statement (the "Initial Statement") on Schedule 13D dated April 8, 1996 filed on behalf of the Filing Persons. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Initial Statement. This Amendment No. 1 to the Initial Statement is being filed in connection with the execution and delivery by the Rights Agreement referred to in Item 6 below
("Registration Rights Agreement").

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Merger, each of the Neptune Entities has entered into Amendment No. 1 to the Registration Rights Agreement, dated as of March 28, 1996, among the Issuer and certain holders of Key Stock, pursuant to which Amendment No. 1 the Neptune Entities and certain other signatories thereto have become parties to the Registration Rights Agreement. The Neptune Entities executed said Amendment No. 1 as of May 15, 1996. Pursuant to the Registration Rights Agreement, as amended, the Issuer has registered under the
Securities Act of 1933 the Key Stock, Key Warrants and Key Stock issuable upon the exercise of Key Warrants, in each case owned by the Neptune
Entities and such other persons parties to the Registration Rights Agreement.

Item 7.  Material to Be Filed as Exhibits.

	(1)	Joint Filing Agreement, dated as of May 30, 1996, among the Filing
     Persons.

	(2)	Form of Registration Rights Agreement, dated as of March 28, 1996, between the Issuer and certain holders of Key Stock, incorporated by reference to Exhibit 4.3 to the Issuer's Report on Form 10-Q for the quarter ended March 31, 1996.

	(3)	Form of Amendment No. 1 to Registration Rights Agreement, executed by the Neptune Entities as of May 15, 1996.


                                   SIGNATURES

	After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 May 31, 1996					NEPTUNE PARTNERS-1989A, L.P.

							By its general partner, Neptune Management Partners, L.P.

							By its general partner, Neptune Management Company, Inc.

							Bys/s:Francisco A. Garcia      								Francisco A. Garcia
								Chairman of the Board

							NEPTUNE 1989 INVESTORS LIMITED

							By its investment manager

							s/s:Francisco A. Garcia
								Francisco A. Garcia

							NEPTUNE 1989C OFFSHORE
							INVESTORS LIMITED

							By its investment manager, Neptune Management Partners, L.P.

							By its general partner, Neptune Management Company, Inc.

							Bys/s:Francisco A. Garcia       							Francisco A. Garcia
								Chairman of the Board

							s/s:Francisco A. Garcia
								Francisco A. Garcia

							s/s:A. Torrey Reade          		A. Torrey Reade